EXHIBIT 99.1

Intellipharmaceutics Announces FDA Tentative Approval of Generic Pristiq®

Toronto, Ontario, February 20, 2019 Intellipharmaceutics International Inc. (Nasdaq and TSX:IPCI) ("Intellipharmaceutics" or the "Company"), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today announced that it has received tentative approval from the U.S. Food and Drug Administration (“FDA”) for the Company’s abbreviated new drug application (“ANDA”) for desvenlafaxine extended-release tablets in the 50 and 100 mg strengths. The approved product is a generic equivalent of the branded product Pristiq® sold in the U.S. by Wyeth Pharmaceuticals, LLC (“Wyeth”).

Desvenlafaxine extended-release tablets are a serotonin and norepinephrine reuptake inhibitor (“SNRI”) indicated for the treatment of major depressive disorder (“MDD”). The Company previously announced that it had entered into a license and commercial supply agreement with Mallinckrodt LLC ("Mallinckrodt"), which granted Mallinckrodt, subject to its terms, an exclusive license to market, sell and distribute in the U.S. the Company’s desvenlafaxine extended-release tablets (generic Pristiq®). Among other things, the agreement provides for the Company to have a long-term profit sharing arrangement with respect to the licensed product. Intellipharmaceutics has agreed to manufacture and supply the licensed product exclusively for Mallinckrodt on a cost-plus basis, and Mallinckrodt has agreed that Intellipharmaceutics will be its sole supplier of the licensed product marketed in the U.S.

Dr. Isa Odidi, CEO of Intellipharmaceutics, stated, “We are quite happy the FDA has granted tentative approval of our generic version of Pristiq®. We believe the achievement of this milestone demonstrates Intellipharmaceutics’ ability to successfully take product candidates from development to regulatory approval and speaks to the inherent potential of our product pipeline.”

According to Symphony Health Solutions Corporation, sales in the United States for the 12 months ended January 2019 of Pristiq® and all generic equivalents, were approximately $279 Million (in TRx MBS Dollars, which represents projected new and refilled prescriptions representing a standardized dollar metric based on manufacturer's published catalog or list prices to wholesalers and does not represent actual transaction prices and does not include prompt pay or other discounts, rebates or reductions in price).

The Company is aware that several other generic versions of this product are currently available that serve to limit the overall market opportunity for this product. There can be no assurance that the Company's desvenlafaxine extended-release tablets in the 50 or 100 mg strengths will receive final FDA approval or, if approved, that they will be successfully commercialized and produce significant revenue for us.

For more information regarding the Company’s agreement with Mallinckrodt, see the Company’s filings with the Securities and Exchange Commission.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to a wide range of existing and new pharmaceuticals. Intellipharmaceutics has developed several drug delivery systems based on this technology platform, with a pipeline of products (some of which have received FDA approval) in various stages of development. The Company has ANDA and new drug application (“NDA”) 505(b)(2) drug product candidates in its development pipeline. These include the Company’s abuse-deterrent oxycodone hydrochloride extended release formulation (“Oxycodone ER”) based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended-release capsules).

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our expectations regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, and statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration and risks or uncertainties related to our ability to comply with the Nasdaq and TSX continued listing standards and our ability to develop and implement a plan of compliance with the Nasdaq continued listing standards acceptable to a Nasdaq Panel. In some cases, you can identify forward-looking statements by terminology such as “appear”, “unlikely”, “target”, "may", "will", "should", "expects", "plans", "plans to", "anticipates", "believes", "estimates", "predicts", "confident", "prospects", "potential", "continue", "intends", "look forward", "could", “would”, “projected”, “goals”, “set to”, “seeking” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks and uncertainties relating to us and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-1 and Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as amended, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references to "we," "us," "our," "Intellipharmaceutics," and the "Company" refer to Intellipharmaceutics International Inc. and its subsidiaries.

The information attributed to Symphony Health Solutions Corporation herein is provided as is, and Symphony makes no representation and/or warranty of any kind, including but not limited to, the accuracy and/or completeness of such information.

CONTACT INFORMATION

Company Contact:
Intellipharmaceutics International Inc.
Greg Powell
Chief Financial Officer
416.798.3001 ext. 106
investors@intellipharmaceutics.com

Investor Contact:
ProActive Capital
Kirin Smith
646.863.6519
ksmith@pcgadvisory.com